J.P. Morgan Institutional Investments Inc.

(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)
Statement of Financial Condition
December 31, 2025

Available for Public Inspection

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52182

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25**   AND ENDING **12/31/25**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **J.P.Morgan Institutional Investments Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

383 Madison Avenue

(No. and Street)

New York	**New York**	**10179**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Loren Strife	**614-213-7930**	**loren.strife@jpmorgan.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP

(Name – if individual, state last, first, and middle name)

300 Madison Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

12/2011	**BD102920**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Loren Strife_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __J.P. Morgan Institutional Investments Inc._____, as of __12/31_____, 2 __025__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: __Principal Financial and Operations Officer_____

Notary Public

Michael A. Baker
Notary Public, State of Ohio
My Commission Expires 01-13-2031

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

J.P. Morgan Institutional Investments Inc.
(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of J.P. Morgan Institutional Investments Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of J.P. Morgan Institutional Investments Inc. (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial condition of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
February 26, 2025

We have served as the Company's auditor since 2001.

J.P. Morgan Institutional Investments Inc.
(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)
Statement of Financial Condition
December 31, 2025

Assets	
Cash and cash equivalents	$ 45,000,753
Receivable from affiliates	5,977,363
Other receivables	1,390,765
Deferred tax assets, net	12,904
Prepaid expenses and other assets	1,699,759
Income taxes receivable, net	105,943
Total assets	$ 54,187,487
Liabilities and Stockholder's Equity	
Payable to affiliates	$ 2,462,630
Accounts payable and accrued expenses	1,537,022
Accrued employee compensation and benefits	92,740
Total liabilities	4,092,392
Stockholder's equity	
Common stock ($1 par value, 1000 shares authorized, 100 shares issued and outstanding)	100
Additional paid-in capital	92,716,365
Accumulated deficit	(42,621,370)
Total stockholder's equity	50,095,095
Total liabilities and stockholder's equity	$ 54,187,487

J.P. Morgan Institutional Investments Inc.
(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)
Statement of Financial Condition
December 31, 2025

1. **Organization**

    J.P. Morgan Institutional Investments Inc. (the "Company") was incorporated on May 26, 1999 under the laws of Delaware as an indirect, wholly owned subsidiary of JPMorgan Chase & Co. ("JPMorgan Chase"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

    The Company sells mutual funds and other investment products and it holds licenses with regulatory agencies for representatives of affiliated entities (Note 4).

    The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers.

    The Company is engaged in a single line of business selling mutual funds and other investment products. The Company has identified its Administrator as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and allocate capital and resources. The Company's operations are interrelated and constitute a single operating segment. The CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

2. **Summary of Significant Accounting Policies**

    Use of Estimates
    The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Commitments and Contingencies
    In the ordinary course of its business, the Company is named as a defendant in various legal actions and administrative proceedings arising in connection with its respective businesses. The Company does not believe there are any pending legal proceedings that will have a material impact on the Company's financial position or results of operations.

    Cash Equivalents
    Highly liquid investments with original maturities, at the time of purchase, of three months or less are considered cash equivalents.

    The Company's cash equivalents of $31,001,599 at December 31, 2025 are invested in securities for which quoted prices for identical securities are available in an active market. As such, they are classified in Level 1 of the three-level valuation hierarchy established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. Level 1 involves inputs publicly available for assets identical to those being valued. Level 2 involves inputs of quoted or observable prices or inputs for similar assets. Level 3 involves

one or more inputs to the valuation methodology which are unobservable and significant to the fair value measurement.

Receivables
Receivables include accruals for distribution fees and other receivables. The carrying value represents fair value at December 31, 2025.

Prepaid Expenses and Other Assets
Prepaid expenses and other assets include primarily prepaid regulatory fees. These assets are amortized over the respective service period.

Financial Instruments – Credit Losses
The Company adheres to the accounting guidance in ASC 326 Financial Instruments - Credit Losses, which established a single allowance framework for all financial assets carried at amortized cost and certain off-balance sheet credit exposures. This framework requires that management's estimate reflects credit losses over the full remaining expected life and considers expected future changes in macroeconomic conditions. The Company has not historically experienced any material credit losses in connection with receivables from third-parties.

Income Taxes
The results of operations of the Company are included in the consolidated federal, New York State, New York City and other state income tax returns filed by JPMorgan Chase. Pursuant to a tax sharing agreement, JPMorgan Chase allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing a separate income tax return. Furthermore, JPMorgan Chase will reimburse the Company currently for losses irrespective of whether the Company would utilize losses on a separate return basis. The Company uses the separate return adjusted for benefits-for-loss allocation methodology to provide for income taxes on all transactions recorded in the Financial Statements. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that in the opinion of management, is more likely than not to be realized. State and local income taxes are provided on the Company's taxable income at the effective income tax rate applicable to the JPMorgan Chase entity.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed in the Financial Statements. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. After-tax interest and penalties, as well as the related unrecognized tax benefits, are recognized in income tax expense.

The tax sharing agreement between JPMorgan Chase and the Company allows for intercompany payments to or from JPMorgan Chase for outstanding current tax assets or liabilities.

See Note 6 for a further discussion of income taxes.

Improvements to Income Tax Disclosures

Requires disclosure of income taxes paid disaggregated by 1) federal, state, and foreign taxes and 2) individual jurisdiction on the basis of a quantitative threshold of equal to or greater than 5 percent of total income taxes paid (net of refunds received)

Requires disclosure of the effective tax rate reconciliation by specific categories, at a minimum, with accompanying qualitative disclosures, and separate disclosure of reconciling items based on quantitative thresholds.

Requires categories within the effective tax rate reconciliation to be further disaggregated if quantitative thresholds are met.

Required effective date: Annual financial statements for the year ending December 31, 2025. Adopted prospectively for the year ended December 31, 2025.

3.   **Revenue from Contracts with Customers**

Receivables related to revenue from contracts with customers were $7,368,129 as of December 31, 2025.

The Company is a party to written service agreements with certain affiliates, whereby the Company acts as placement agent for certain private investment funds. In conjunction with providing this service, the Company receives a percentage of the various fund management fees, as agreed upon in the individual, written service agreements. The Company's performance obligation is to act as placement agent in arranging the offering and sale of shares to investors over time. Multiple factors outside of the Company's control make the amount of fees subject to constraint/uncertainty (namely volatility in the market conditions applicable to the money market fund and its underlying investments) and these fees are recognized when the probability of reversal is remote, typically at the end of the related billing period. This income is included in placement agent and service fees from affiliates on the statement of income.

Included in the placement fee above, the technology credits are calculated based on an agreed upon basis point computed on average assets under management, defined as the total of all money market fund assets traded through the Morgan Money platform. The agreement is executed with an affiliated entity of the Company. The Company serves as the placement agent and agrees to pay the technology credits to Morgan Money's respective third-party customers. Credits are accrued monthly over the performance period. These credits are reflected as a reduction of revenue as the Company has been determined to represent the agent based on respective factors considered under 606, including not having the direct relationship and agreement with the third-party customers, receiving no economic benefit in exchange for the tech credit consideration paid, and the Company having no ability to dictate the pricing of the technology credits described.

Rule 12b-1 fees, recorded as distribution fees, are determined based on the average daily net assets of mutual funds. These fees are earned and accrued monthly. The Company's performance obligation is to provide oversight and facilitation of the distribution of the fund interests, which may include development of marketing materials, printing and distribution of prospectuses and reports, and ultimately the sale of the fund interests to investors on behalf of the funds. Multiple factors outside of the Company's control make the amount of 12b-1 fees

subject to constraint/uncertainty (namely volatility in the market conditions applicable to the fund and its underlying investments) and these fees are accrued and recognized when the probability of reversal is remote, typically at the end of the related billing period.

The Company has service agreements with affiliates whereby the Company receives reimbursement for expenses incurred in providing certain administrative services related to the registration of representatives. The registration fees are generally prepaid and amortized monthly over the registration period. These performance obligations are considered to be satisfied on an ongoing basis as representatives are registered over the contract term.

4.   **Related Parties**

At December 31, 2025, all cash was held at one financial institution which is a related party of the Company. Cash on deposit of $13,999,154 was held at JPMorgan Chase Bank, N.A.

The Company has service agreements with affiliates whereby the Company receives reimbursement for expenses incurred in providing certain administrative services related to the registration of representatives.

The Company is party to a securities clearing agreement with an affiliate, whereby the Company acts as placement agent for certain third-party money market funds and the affiliate acts as the clearing broker for the accounts. The Company receives a revenue share from the affiliate, as agreed upon in the individual, written service agreement.

The Company is party to a mutual fund selling agreement with an affiliate, whereby the Company earns Rule 12b-1 fees for selling mutual funds. Payments received under the selling arrangement are subject to Rule 12b-1 guidelines and are computed based on the average daily net assets multiplied by the Rule 12b-1 fee disclosed in the respective funds' prospectuses.

5.   **Employee Compensation and Benefits**

The Company's employees participate, to the extent they meet eligibility requirements, in various benefit plans sponsored by JPMorgan Chase and its affiliates. The following is a discussion of JPMorgan Chase's significant benefit plans.

Employee Share-Based Awards
Certain employees of the Company participate in JPMorgan Chase's long-term share-based incentive plans, which provide grants of common stock-based awards in the form of restricted stock units ("RSUs"). Employees receive annual incentive compensation based on their performance, the performance of their business and JPMorgan Chase's consolidated operating results.

U.S. GAAP requires all share-based payments to employees that qualify as equity awards be measured at their grant-date fair values. Generally, grant date fair value for RSUs is measured based on the number of units granted multiplied by the stock price at the grant date. The Company separately recognizes compensation expense for each tranche of each award, net of estimated forfeitures, as if it were a separate award with its own vesting date. Generally, for each tranche granted, compensation expense is recognized on a straight-line basis from the grant date until the vesting date of the respective tranche, provided that the employees will not

become full-career eligible during the vesting period. For awards with full-career eligibility provisions and awards granted with no future substantive service requirement, the Company accrues the estimated value of awards expected to be awarded to employees as of the grant date without giving consideration to the impact of post-employment restrictions. For each tranche granted to employees who will become full-career eligible during the vesting period, compensation expense is recognized on a straight-line basis from the grant date until the earlier of the employee's full-career eligibility date or the vesting date of the respective tranche.

JPMorgan Chase RSUs
RSUs are awarded at no cost to the recipient upon their grant. Generally, RSUs are granted annually and vest at a rate of 50% after two years and 50% after three years and are converted into shares of JPMorgan Chase common stock as of the vesting date. In addition, RSUs typically include full-career eligibility provisions, which allow employees to continue to vest upon voluntary termination based on age and/or service-related requirements, subject to post-employment and other restrictions. All RSU awards are subject to forfeiture until vested and contain clawback provisions that may result in cancellation under certain specified circumstances. Predominantly all RSUs entitle the recipient to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSUs are outstanding.

The following table presents grant and forfeiture activity of JPMorgan Chase share-based awards to the Company's employees for the year ended December 31, 2025.

(Actuals)

RSUs
Granted	27
Forfeited	0

At December 31, 2025, the Company's employees held 92 unvested RSUs. In the normal course of business, the employment relationship of certain employees may transfer between the Company and JPMorgan Chase or its subsidiaries which may impact the Company's outstanding awards.

Pension and Other Postretirement Benefit Plans
JPMorgan Chase and its affiliates have various defined benefit pension plans and other postretirement employee benefit ("OPEB") plans that provide benefits to the Company's employees that include a qualified noncontributory U.S. defined benefit pension plan sponsored by JPMorgan Chase Bank, National Association (the "Plan"), and a U.S. defined contribution plan. JPMorgan Chase has frozen the Plan which was overfunded as of December 31, 2025. Interest credits on the U.S. defined benefit pension plan continue to accrue for participants in the Plan. JPMorgan Chase makes certain contributions to the U.S. defined contribution plan on behalf of eligible employees.

In addition, postretirement medical and life insurance benefits are offered to certain retirees, and postretirement medical benefits are offered to qualifying U.S. employees, through JPMorgan Chase's U.S. OPEB plans, which have been prefunded by JPMorgan Chase. There are no separate plans solely for employees of the Company and, therefore, pension expense, defined contribution expense and OPEB expense for the Company is determined based upon

employee participation in these plans and are recorded through an intercompany charge, which is settled in cash monthly.

6.   **Income Taxes**

Deferred income tax expense/(benefit) results from differences between assets and liabilities as measured for financial reporting and income tax return purposes. At December 31, 2025, the Company had a net deferred tax asset of $12,904. The significant components of the deferred tax asset, as of the balance sheet date, relate primarily to state taxes and compensation-related items. As of December 31, 2025, management has determined it is more likely than not that the Company will realize its deferred tax assets.

At December 31, 2025, the Company had a net current income tax receivable from JPMorgan Chase of $105,943 included in the Statement of Financial Condition.

The Company is a member of the JPMorgan Chase consolidated group which is continually under examination by the Internal Revenue Service and by many state and local jurisdictions throughout the U.S. The following table summarizes the status of tax years that remain subject to income tax examinations of JPMorgan Chase and its consolidated subsidiaries by significant jurisdictions as of December 31, 2025.

December 31, 2025	Periods under examination	Status
JPMorgan Chase - U.S.	2011 - 2013	Field examination of amended returns; certain matters at Appellate level
JPMorgan Chase - U.S.	2014 - 2020	Field examination of original and amended returns; certain matters at Appellate level
JPMorgan Chase - New York City	2015 - 2018	Field examination
JPMorgan Chase - New York State	2015 - 2018	Field examination

7.   **Regulatory Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the alternative method under Rule 15c3-1(a)(ii), which requires a broker or dealer to maintain at all times net capital, as defined, at the greater of $250,000 or 2% of aggregate debit items arising from customer transactions.

At December 31, 2025, the Company had net capital, as defined under Rule 15c3-1, of $29,854,301 which was $29,604,301 in excess of net capital requirements.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

8.   **Subsequent Events**

Management has evaluated the impact of subsequent events through February 26, 2026, which is the date the financial statements were issued, and has determined that no additional items require disclosure.